
629000 mE
630000 mE
631000 mE
632000 mE
633000 mE
634000 mE
6039000 mN
6038000 mN
6037000 mN
6036000 mN
N
Map Area
Legend
Drill Hole
Mineralized Trends
4.6 km Strike Length
C Zone Resource
Open Down Dip
Open Down Dip
Area 1
Armstrong
C Zone Style Uranium Mineralization in Area 1 Drillholes
C Zone Style Uranium Mineralization in Area 1 Drillholes
C Zone Style Uranium Mineralization in Armstrong Trenches
0
500
1,000
meters
CROSSHAIR
EXPLORATION & MINING
Project: CMB Property
CXX - TSX.V
Mineralized Trends C Zone Extension on Uranium Radiometrics Background
Drawn: LP
NTS: 13 K
Figure
Scale: 1:10,000
DATUM NAD27
Date: Feb. 5, 2007